Exhibit 99.3

From:	Suzette Brown <Suzette.Brown@nblenergy.com>

Sent:	Monday, May 11, 2015 6:34 AM

Subject:	TO ALL NOBLE EMPLOYEES

The following is from the desk of Dave Stover:

This morning, we announced our entry into the Eagle Ford and Permian unconventional plays through the acquisition of Rosetta Resources. This is an exciting addition to Noble’s portfolio and brings substantial new growth to our company. I look forward to welcoming the Rosetta employees to the Noble Energy family as we close this transaction in the third quarter.

We will now have a core position in the top four unconventional plays in the U. S.. In combination with our global offshore portfolio and our exploration prospects, we have tremendous optionality to create an exciting future.

You can find more details on this transaction in the press release. I also encourage you to listen to the investor conference call at 9 a.m. Central time this morning. You can access the call by webcast at www.nobleenergyinc.com or dialing 877.870.4263 in the U.S. or 412.317.0790 for international calls.

In addition, I will hold a Houston Town Hall to discuss and answer questions at 2:30 p.m. Central today. This Town Hall will be available by webcast in other locations. Conference rooms in Denver, Canonsburg and Greeley will be designated for viewing. Further information will be provided later this morning.

Dave

Suzette Brown

Assistant to David Stover

Chairman, President & CEO

Noble Energy, Inc.

1001 Noble Energy Way

Houston, TX 77070

281-872-3357

“Energizing the World, Bettering People’s Lives”

May 11, 2015

Noble Energy Announces Entry Into Eagle Ford And Permian Through Acquisition Of Rosetta Resources

HOUSTON, May 11, 2015 /PRNewswire/ — Noble Energy, Inc. (Noble Energy) (NYSE: NBL) and Rosetta Resources Inc. (Rosetta) (NASDAQ: ROSE) today announced a definitive merger agreement whereby Noble Energy will acquire all of the common stock of Rosetta in an all-stock transaction valued at $2.1 billion, plus the assumption of Rosetta’s net debt of $1.8 billion as of March 31, 2015.

Dave Stover, Noble Energy’s Chairman, CEO, and President stated, “I am excited to announce this strategic transaction which adds two exceptional and material areas to our global portfolio. The Eagle Ford and the Permian are premier unconventional resource plays, two of the most economic in the U.S., which will expand our resource base and development inventory and further diversify our portfolio. The transaction will be immediately accretive to our per share production, reserves, earnings, and cash flow. Rosetta’s team has a strong culture and track record of safe and efficient operations, and we look forward to adding their talents and capabilities to our company. The strengths of the combined assets and people will drive significant value creation for our existing and new shareholders.”

Jim Craddock, Rosetta’s Chairman, CEO and President, stated, “The combination with Noble Energy brings together two complementary companies with a deep and diverse portfolio of assets in key unconventional resource basins. The deal will accelerate value delivery from our strong asset base, and the all-stock nature of the transaction will allow our shareholders to continue to reap that value growth across commodity price cycles. I have long respected Noble Energy and its management team, which has a strong track record of delivering substantial value to shareholders, both from the U.S. onshore business as well as global offshore exploration and development. I am confident the combined team, strong balance sheet, and premier asset base is poised for further success and shareholder value creation.”

Rosetta’s liquids-rich asset base includes approximately 50,000 net acres in the Eagle Ford Shale and 56,000 net acres in the Permian (46,000 acres in the Delaware Basin and 10,000 acres in the Midland Basin). Noble Energy has identified in excess of 1,800 gross horizontal drilling locations for development, providing net unrisked resource potential of approximately one billion barrels of oil equivalent.

Rosetta’s assets produced 66 thousand barrels of oil equivalent per day in the first quarter of 2015, and year-end 2014 proved reserves were 282 million barrels of oil equivalent. More than 60 percent of Rosetta’s current production and proved reserves are liquids. Noble Energy anticipates a compounded annual production growth rate from these assets over the next several years of approximately 15 percent, generating positive free cash flow on an annual basis.

Under the definitive agreement, Rosetta shareholders will receive 0.542 of a share of Noble Energy common stock for each share of Rosetta common stock held. Based on the Noble Energy closing price on May 8, 2015, the transaction has an implied value to Rosetta shareholders of $26.62 per share, representing a 28 percent premium to the average price of Rosetta stock over the last 30 trading days. Following the transaction, shareholders of Rosetta are expected to own 9.6 percent of the outstanding shares of Noble Energy.

The boards of directors of both companies have unanimously approved the terms of the agreement, and Rosetta’s board has recommended that its shareholders approve the transaction. Completion of the transaction is subject to the approval of the Rosetta shareholders and certain regulatory approvals and customary conditions. The transaction is expected to close in the third quarter of 2015.

Noble Energy will host a conference call on May 11, 2015, at 9:00 a.m. Central Time to discuss the transaction. Conference call numbers for participation are 877-870-4263 and 412-317-0790. The webcast and presentation materials will be accessible on the ‘Investors’ page of Noble Energy’s website, www.nobleenergyinc.com.

Petrie Partners Securities, LLC acted as exclusive financial advisor to Noble Energy. Skadden, Arps, Slate, Meagher & Flom, LLP acted as legal advisor to Noble Energy. Morgan Stanley & Co. LLC acted as exclusive financial advisor to Rosetta. Latham & Watkins LLP acted as legal advisor to Rosetta.

Noble Energy is a leading independent energy company engaged in worldwide oil and gas exploration and production. The Company has core operations onshore in the U.S., primarily in the DJ Basin and Marcellus Shale, in the Gulf of Mexico, offshore Eastern Mediterranean, and offshore West Africa. Noble Energy is listed on the New York Stock Exchange and is traded under the ticker symbol NBL. Further information is available at www.nobleenergyinc.com.

Rosetta Resources Inc. is an independent exploration and production company engaged in the acquisition and development of onshore unconventional resource plays in the United States of America. The Company owns positions in the Eagle Ford area in South Texas and in the Permian Basin in West Texas. Rosetta is based in Houston, Texas. Rosetta is listed on NASDAQ and is traded under the ticker symbol ROSE. Further information is available at www.rosettaresources.com.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval; the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at http://www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The Securities and Exchange Commission requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We use certain terms in this presentation, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that also constitutes a prospectus of Noble Energy. Rosetta will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Rosetta, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. Additional information about Noble Energy’s executive officers and directors and Rosetta’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Rosetta using the contact information above.

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/noble-energy-announces-entry-into-eagle-ford-and-permian-through-acquisition-of-rosetta-resources-300080785.html

SOURCE Noble Energy

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